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                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                     FORM 8-A/A

                 FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

                                VLSI Technology, Inc.
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                (Exact Name of Registrant as Specified in Its Charter)

            Delaware                                         942597282
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(State of Incorporation or Organization)                 (I.R.S. Employer
                                                        Identification no.)
1109 McKay Drive, San Jose California                          95131
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(Address of Principal Executive Offices)                    (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. / /

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. /X/

Securities Act registration statement file number to which this form relates:________
    (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                       Name of Each Exchange on Which
     to be so Registered                       Each Class is to be Registered
     -------------------                       ------------------------------


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Securities to be registered pursuant to Section 12(g) of the Act:

                           Preferred Stock Purchase Rights
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                                 (Title of Class)


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                                 (Title of Class)

Item 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

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     On November 7, 1989, the Board of Directors of the Company authorized and declared a dividend of one right (a "Right") for each share of Common Stock (as hereinafter defined) of the Company outstanding on the Close of Business (as defined below) on December 8, 1989 (the "Record Date"), each right representing the right to purchase one share of Common Stock (as hereinafter defined), for $45.00 (the "Purchase Price") upon the terms and subject to the conditions set forth in the original Rights Agreement among the parties thereto, dated as of November 7, 1989 (the "Original Agreement").

     On August 12, 1992, the Board of Directors of the Company authorized the amendment and restatement of the Original Agreement in its entirety (the "First Amended and Restated Rights Agreement"). On August 24, 1992, the Board of Directors of the Company authorized the amendment of the First Amended and Restated Rights Agreement. Under the First Amended and Restated Rights Agreement, each right represented the right to purchase one one-thousandth of a share of Series A Participating Preferred Stock for the Purchase Price.

     On March 7, 1999, the Board of Directors of the Company authorized the further amendment and restatement of the First Amended and Restated Rights Agreement, as theretofore amended, as set forth in a Second Amended and Restated Rights Agreement dated as of March 7, 1999 (the "Second Amended and Restated Rights Agreement"), between the Company and BankBoston, N.A. (formerly The First National Bank of Boston), as Rights Agent (the "Rights Agent"). The following is a general description of the Second Amended and Restated Rights Agreement, and is subject to the detailed terms and conditions of the Second Amended and Restated Rights Agreement. A copy of the Second Amended and Restated Rights Agreement is attached as Exhibit 1 to this Registration Statement and is incorporated herein by reference.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "Acquiring Person") has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock or (ii) such date as may be determined by action of the Board of Directors, prior to such time as any person or group of affiliated persons becomes an Acquiring Person, following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the

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close of business on the Distribution Date and such separate Right
Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on November 7, 1999 (the "Final Expiration Date"), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or
(iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $1.00 per share, and (b) an amount equal to 1000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $1,000 per share (plus any accrued but unpaid dividends), (b) an amount equal to 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated

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assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring
Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company's preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

     At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. All references to "Continuing Directors" in the First Amended and Restated Rights Agreement have been removed in the Second Amended and Restated Rights Agreement.

     For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Second Amended and Restated Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Second Amended and Restated Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The form of Second Amended and Restated Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Right Certificate

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and a press release issued by the Company on March 8, 1999 with respect to the Rights, are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such Exhibits.

Item 2. EXHIBITS.

     1. Second Amended and Restated Rights Agreement, dated as of March 7, 1999, between VSLI Technology, Inc. and BankBoston N.A., as Rights
Agent, together with the following exhibit thereto: Exhibit A-Form of Right Certificate.

     2.   Press Release, dated March 8, 1999.

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                                   Signature

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 1999                  VLSI TECHNOLOGY, INC.

                                     By:    /s/ Thomas C. Tokos
                                            ----------------------------------
                                     Name:  Thomas C. Tokos
                                     Title: Vice President, General Counsel
                                            and Secretary



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                                 EXHIBIT INDEX

EXHIBITS
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     1.   Second Amended and Restated Rights Agreement, dated as of March 7,
1999, between VSLI Technology, Inc. and BankBoston, N.A., as Rights
Agent, together with the following exhibit thereto: Exhibit A-Form of Right Certificate.

     2.   Press Release, dated March 8, 1999.